Exhibit 12.1

	The Company						Thomas Properties Group Predecessor
	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007	Historical Consolidated Year Ended December 31, 2007	Historical Consolidated Year Ended December 31, 2006	Historical Consolidated Year Ended December 31, 2005	Historical Consolidated Period October 13 – December 31, 2004	Historical Combined Period January 1 – October 12, 2004	Historical Combined Year Ended December 31, 2003
Ratio of earnings to fixed charges
Fixed charges:
Interest expense	4,077	4,261	17,721	20,570	20,784	5,611	18,695	21,362
Capitalized interest	3,834	1,703	10,295	5,380	2,165	238	116	245
Interest within rental expense	22	20	80	76	78	16	72	84

Fixed charges	7,933	5,984	28,096	26,026	23,027	5,865	18,883	21,691
Net income (loss)	219	(255)	(903)	(2,049)	644	(581)	(5,006)	(2,555)
Minority interests	306	(618)	127	(1,105)	1,231	(1,128)	1,614
Equity in net loss (income) of unconsolidated real estate entities	2,565	3,169	14,853	12,909	16,259	988	1,099	1,088
Provision (benefit) for income taxes	322	(231)	1,221	635	698	(390)	—	—
Distributed income from unconsolidated/ uncombined real estate entities	86	1,462	1,113	980	2,108	—	—	—

	3,498	3,527	16,411	11,370	20,940	(1,111)	(2,293)	(1,467)
	11,431	9,511	44,507	37,396	43,967	4,754	16,590	20,224

Ratio of earnings to fixed charges	1.44	1.59	1.58	1.44	1.91	0.81	0.88	0.93

Deficiency	N/A	N/A	N/A	N/A	N/A	1,111	2,293	1,467

In computing the ratios above, earnings consist of net income (loss) on a pre-tax basis from continuing operations for us and our consolidated subsidiaries plus distributed income from unconsolidated/uncombined real estate entities, but before equity in net loss of unconsolidated/uncombined real estate entities, minority interests, taxes and fixed charges. Fixed charges consist of interest expense (including an estimate of the interest within rental expense), capitalized interest, amortization of deferred financing fees (whether expensed or capitalized) and amortization of discounts or premiums related to indebtedness. We have not issued any preferred stock shares. We have estimated for purposes of the above ratios.